EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	August 15, 2025

Eldorado Gold Announces Appointment of Christian Milau as President

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to announce that Christian Milau will be joining the Company as President, effective September 12, 2025.

Christian brings over 25 years of experience in finance, capital markets and mining. He has deep expertise in operational leadership, government and stakeholder relations, and has worked across key mining jurisdictions in North and South America, Africa, and other global regions. As a mining executive, he has led growth-focused exploration, development and operating companies in gold and copper with a clear focus on fostering a values-based performance culture and building lasting stakeholder partnerships. He was most recently the Chief Executive Officer and a founder of Saudi Discovery Company, a private copper and gold exploration company focused on exploration in Saudi Arabia, as well as a non-executive board member with several gold and copper companies including New Gold Inc., Northern Dynasty Minerals Ltd., Arras Minerals Corp. and Copper Standard Resources Inc. As part of his transition, Christian will be stepping down from his non-executive board member appointments.

Prior to that, Christian served as Chief Executive Officer of Equinox Gold from 2016 to 2022, leading the company through significant growth from a single-asset developer to a multi-mine producer with eight operating mines. Prior to Equinox, he served as Chief Executive Officer at True Gold Mining, as well as Chief Financial Officer of Endeavour Mining and Vice President, Treasurer at New Gold. He holds a Chartered Professional Accountant (CA) designation.

With this appointment, George Burns, Eldorado’s President & Chief Executive Officer, will transition to the role of Chief Executive Officer. Christian will oversee both the Executive Vice President and Chief Financial Officer, as well as the Executive Vice President Operations and Technical Services. His areas of accountability will include Canada and Türkiye Operations, Technical Services, Exploration, Finance, Human Resources, and Health, Safety and Sustainability.

Steven Reid, Chair of the Board commented, “As we position the company for its next leg of growth, the Board conducted a comprehensive search to identify a President with the right blend of experience, vision, and leadership. Christian is a proven leader who will complement our executive team and help unlock the full potential of our business. His appointment reflects our commitment to thoughtful leadership and succession planning and long-term value creation.”

“Christian’s experience is a perfect fit for Eldorado,” said George Burns, President & Chief Executive Officer. “He brings a rare combination of operational depth, financial acumen, and strategic vision. His leadership through transformative periods at multiple mining companies strengthens our executive team. I look forward to working alongside Christian as we advance toward the completion of Skouries construction – a key inflection point for our company. As we prepare to bring our new copper-gold mine into production Christian’s insights and experience will be instrumental in driving our next phase of strategy, growth and capital allocation.”

“The team at Eldorado has executed well on a disciplined and long-term growth strategy and I’m thrilled to be joining this superb team at such a transformative time in its journey,” said Christian Milau. “With Skouries coming online next year, the company is entering an exciting new chapter, and I’m eager to contribute to that momentum. What drew me to Eldorado is not just its quality asset base and growth trajectory, but its values of collaboration, agility, courage, drive and integrity. Strong values have guided me throughout my career, and it’s clear these principles are deeply embedded in Eldorado’s culture. I look forward to working with George and the broader team to build on the company’s strong foundation to realize value for stakeholders, deliver on strategic growth opportunities within the portfolio and to shape the next phase of Eldorado’s evolution as a leading gold and base metals producer.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. In particular, such forward-looking statements include, but are not limited to, statements relating to Eldorado’s intention to bring the Skouries Project into production. Eldorado’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: our assumptions relating to general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.